Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Ciber, Inc. Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement and the Ciber, Inc. Notice of Grant of Stock Options and Option Agreement of our report dated February 19, 2014, with respect to the consolidated financial statements of Ciber Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Ciber Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
September 12, 2014